8,296,489 Shares

                       XOMA CORPORATION

                         COMMON STOCK

          This Prospectus relates to 8,296,489 shares of Common Stock, par value $.0005 per share (the "Common Stock"), of XOMA Corporation (the "Company"), which have been registered for sale from time to time by the selling stockholders named herein or their permitted transferees or successors (the "Selling Stockholders"). Any or all of the Common Stock being regis-tered hereby may be sold from time to time to purchasers directly by the Selling Stockholders. Alternatively, the Sell-ing Stockholders may from time to time offer the Common Stock through underwriters, dealers or agents who may receive compen-sation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Common Stock for whom they may act as agent. To the extent required, the names of the Selling Stockholders, the number of shares of Common Stock to be sold, purchase price, public offering price, the name of any agent, dealer or underwriter and any applicable commission or discount or other items con-stituting compensation or indemnification arrangements with respect to a particular offering will be set forth in an accom-panying Prospectus Supplement. The Company will receive no proceeds from the sale by the Selling Stockholders of the Com-mon Stock offered hereby. The shares of Common Stock to which this Prospectus relates were issued to the Selling Stockholders either in the Section 4(2) Private Placement (as defined herein) or from time to time upon conversion of, as dividends on or upon exercise of certain securities received in the Regu-lation D Private Placement (as defined herein). All Registra-tion Expenses (as defined herein) incurred in connection with the registration of the Common Stock to which this Prospectus relates will be borne by the Company. The Company has agreed to indemnify the Selling Stockholders against certain liabili-ties, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments which the Selling Stockholders may be required to make
in respect thereof.   See "Plan of Distribution."

          The Common Stock is traded on the Nasdaq National
Market under the symbol "XOMA." The last reported sale price of the Common Stock as reported by the Nasdaq National Market on August 31, 1996 was $5 15/16 per share.

          The Common Stock offered hereby involves a high degree of risk. See "Risk Factors" beginning on page 6 for a discussion of certain factors that should be considered by pro-spective investors.

                           ____________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-MISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADE-QUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           ____________________

            The date of this Prospectus is September 26, 1996.

                           AVAILABLE INFORMATION

            The Company is subject to the informational require-ments of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") relating to its business, financial statements and other matters. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Judi-ciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 500 West Mad-ison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Cop-ies of such material can also be obtained from the SEC at pre-scribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

            The Company has filed a Registration Statement on Form S-3 with the SEC under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus omits certain informa-tion contained in the Registration Statement. For further information, reference is made to the Registration Statement, including the financial schedules and exhibits incorporated therein by reference or filed as a part thereof. Copies of the Registration Statement and its exhibits may be inspected with-out charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, and copies of this material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a Web site on the World Wide Web, and copies of the Registration Statement and its exhibits may be accessed at this Web site (http://www.sec.gov). Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such docu-ment filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement shall be deemed qualified in its entirety by such reference.

                           ____________________

            The Company will provide without charge to each per-son to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifi-cally incorporated by reference in such documents). Requests for such copies should be directed to Director, Corporate Com-munications, XOMA Corporation, 2910 Seventh Street, Berkeley, California 94710, (510) 644-1170.

                     INFORMATION INCORPORATED BY REFERENCE

      The following documents filed by the Company with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

            (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1995 as amended by Amendment No. 1 on Form 10-K/A and Amendment No. 2 on Form 10-K/A (File No. 0-14710);

            (2) Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996 and June 30, 1996 (File
      No. 0-14710);

            (3)   Current Report on Form 8-K dated April 22, 1996
      (File No. 0-14710); and

            (4) The description of XOMA's Common Stock in the Reg-istration Statement on Form 8-A dated June 9, 1986 filed on June 11, 1986 under Section 12 of the Exchange Act, including any amendment or report for the purpose of updating such description (Registration No. 33-4793).

            All documents filed by the Company with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offer-ing of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date any such document is filed.

            Any statements contained in a document incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (or in any other subse-quently filed document which also is incorporated by reference in this Prospectus) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to consti-tute a part of this Prospectus except as so modified or superseded.

                             ____________________

            No person has been authorized in connection with the offering made hereby to give any information or make any represen-tation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as hav-ing been authorized by the Company or any other person. This Pro-spectus does not constitute an offer to sell or solicitation of any offer to buy any of the securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solici-tation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                                 RISK FACTORS

            In addition to the other information included or incor-porated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

No Assurance of Regulatory Approvals or Additional Product
Development

            XOMA's products are subject to rigorous preclinical and clinical testing requirements and to approval processes by the U.S. Food and Drug Administration (the "FDA") and similar author-ities in other countries. The Company's products are primarily regulated on a product-by-product basis under the U.S. Food, Drug and Cosmetic Act and Section 351(a) of the Public Health Service Act. Most of the Company's human therapeutic products are or will be classified as biologic products and would be subject to regula-tion by the FDA Center for Biologics Evaluation and Research ("CBER"). Approval of a biologic for commercialization requires licensure of the product and the manufacturing facilities.

            In December 1992, XOMA submitted an investigational new drug application ("IND") to the FDA to begin Phase I human testing of Neuprex~, a recombinantly-derived fragment of human bactericidal/permeability-increasing protein ("BPI"). In March 1993, the Company initiated human safety and pharmacokinetic test-ing under the IND. In mid-1995, the Company initiated three clin-ical efficacy trials testing the Neuprex~ product as a treatment for the following indications: infectious complications of severe accidental blood loss (hemorrhagic trauma), meningococcemia (a potentially deadly bacterial infection principally of children) and complications following partial hepatectomy (a type of major liver surgery). A fourth trial, testing the product in combina-tion with antibiotics to treat severe intra-abdominal infections, started in the first quarter of 1996. In July 1996, the Company announced that an independent data safety monitoring bord ("DSMB") had completed the first interim analysis for the hemorrhagic trauma trial and concluded that results were consistent with XOMA proceeding with the trial, and that a separate DSMB had completed its review of data for the partial hepatectomy trial and found no safety concerns. In August 1996, the Company announced that it had been granted a Subpart E designation for its Neuprex~ product for the treatment of severe meningococcemia in pediatric patients by CBER. No assurance can be given, however, that product approval for Neuprex~ or any other BPI product will be obtained.

            In March 1989, XOMA filed a product license application ("PLA") for approval of E5\, a monoclonal antibody product, for the treatment of gram-negative sepsis. XOMA has completed several clinical trials of E5\, including two randomized, double-blind, placebo-controlled, multicenter Phase III studies involving nearly 1,300 patients. In September 1991, an FDA advisory committee heard E5\ data presentations but made no recommendations regarding the safety or efficacy of the product. In June 1992, the FDA informed XOMA that E5\ was not approvable without further clinical testing. In June 1993, a third Phase III clinical trial of the E5\ product commenced with narrower entry criteria than the pre-vious trials. The trial is being managed and co-funded by Pfizer Inc. ("Pfizer"). In December 1995, the Company announced that a DSMB had completed the first of two planned interim analyses for the ongoing trial and concluded that the results met the predeter-mined criteria for continuing the trial. There can be no assur-ance that the continuing trial will yield data that will result in licensure of the product in the United States. In October 1993, Pfizer submitted an application for approval to market E5\ for endotoxin reduction to regulatory authorities in Japan. There can be no assurance that such application will be approved.

            During December 1991 and January 1992 the manufacturing facilities for E5\ were inspected for licensure by the FDA. XOMA believes that there are no major manufacturing issues outstanding. Such licenses are currently pending and will not be finalized unless and until E5\ has been approved for sale. Additionally, FDA licensure of XOMA's manufacturing facilities for Neuprex~ will be required prior to any commercial use or sale of Neuprex~. No assurance can be given that approval of the manufacturing facili-ties for E5\ or Neuprex~ will be obtained.

            The antibodies currently used by XOMA in its E5\ product are derived from ascites produced in mice by Charles River Labora-tories ("CRL"). If the Company must obtain ascites from other sources, including its own facilities or a different facility of CRL, regulatory licensure of such other sources will be required. There can be no assurance that any such licensure will be obtained without significant delay, expense or additional clinical testing.

            The FDA has substantial discretion in both the product approval process and manufacturing facility approval process and it is not possible to predict at what point, or whether, the FDA will be satisfied with the Company's submissions or whether the FDA will raise questions which may be material and delay or pre-clude product approval or manufacturing facility approval. As additional clinical data are accumulated, they will be submitted to the FDA and may have a material impact on the FDA product approval process.

            The Company has accumulated inventories of raw material and intermediates for E5\. Because the achievement, timing and terms of regulatory licensures and subsequent sales of pharmaceu-tical products are uncertain, there can be no assurance that the inventories of raw materials and intermediates will be usable. In connection with its October 1992 restructuring, the Company estab-lished a $6.0 million reserve for a portion of its E5\ inventory and recorded a $2.5 million charge to earnings for future idle capacity. The Company increased the reserve to $6.9 million in 1993 and to $11.1 million in 1995 to cover the entire value of the inventory. See "-- History of Losses and Accumulated Deficit."

            In September 1996, the Company and Genentech, Inc. ("Genentech") announced that the Company had filed an IND with the FDA for clinical testing of hu1124 in patients with moderate to severe psoriasis. The hu1124 product, previously referred to as anti-CD11a, is a humanized monoclonal antibody product XOMA is developing in collaboration with Genentech for treatment of pso-riasis and for organ transplant rejection. No assurance can be given that product approval for hu1124 in this or any other indi-cation will be obtained.

            Other potential XOMA products will require significant additional development, including extensive clinical testing. There can be no assurance that any of the products under develop-ment by the Company will be developed successfully, obtain the requisite regulatory approval or be successfully manufactured or marketed.

Need for Additional Funds

            XOMA has expended and expects to continue to expend sub-stantial funds in connection with research and development relat-ing to its products and production technologies, the scale-up of its production capabilities, extensive human clinical trials and the protection of its intellectual property. The Company's cash position and resulting investment income are sufficient to finance the Company's currently anticipated needs for operating expenses, working capital, equipment and current research projects through approximately the middle of 1998. The Company continues to evalu-ate strategic alliances, potential partnerships and financing arrangements which would further strengthen its competitive posi-tion and provide additional funding. However, no assurance can be given that operations will generate meaningful funds, that additional agreements for product development funding or strategic alliances can be negotiated or that adequate additional financing will be available for the Company to finance its own development on acceptable terms, if at all. If adequate funds are not avail-able, the business of the Company will be materially adversely affected.

History of Losses and Accumulated Deficit

            XOMA has experienced significant losses and, as of June 30, 1996, had an accumulated deficit of approximately $318.5 million.

            For the year ended December 31, 1995 and the six months ended June 30, 1996, XOMA had net losses of approximately $22.5 million, or $0.95 per share, and $12.0 million, or $0.40 per share, respectively. The Company expects to incur additional losses in the future. Its ability to achieve a profitable level of operations is dependent in large part on obtaining regulatory approval for its products, entering into agreements for product development and commercialization, and making a transition to a manufacturing and marketing company. XOMA's ability to fund its ongoing operations is dependent on the foregoing factors and on its ability to secure additional funds. There can be no assurance that the Company will ever achieve a profitable level of opera-tions or that cash flow from future operations will be sufficient to meet such obligations.

No Assurance of Effective Marketing

            As of the date of this Prospectus, the Company has not entered into any marketing agreements regarding its Neuprex~ prod-uct. The Company has engaged an investment banking firm to assist it in completing one or more strategic alliances with respect to the Neuprex~ product. The Company cannot predict whether or when any such alliance(s) will be consummated.

            The Company has entered into marketing agreements with Pfizer regarding the E5\ product, which provide Pfizer with exclu-sive rights to E5\ in exchange for funding of certain clinical and development activities. In January 1994, the territory covered by the agreements was redefined to include only the countries of Japan and the United States. Pfizer also has a limited first right to negotiate for future XOMA products, other than BPI-derived products, if they will be used for the treatment, cure or prevention of gram-negative sepsis. The agreements can be can-celed with appropriate notice upon reimbursement by Pfizer of certain of XOMA's research and development expenses. In the third quarter of 1995, XOMA and Pfizer agreed to modify the funding arrangement of the current E5\ clinical trial and the payment terms relating to certain patent litigation costs (see Notes 1, 3 and 6 to the Company's Financial Statements, which are incorpo-rated herein by reference). No assurance can be given that Pfizer will be able to market the Company's products successfully. The Company does not currently have a marketing and sales organization for any of its products, and no assurance can be given that XOMA will be able to develop the marketing and sales organization nec-essary for the successful commercialization of its products.

            Assuming timely regulatory approval, which cannot be assured, the successful commercialization of XOMA's products will be dependent to a large extent upon the marketing capabilities of its pharmaceutical partners. The Company believes that termina-tion of its relationship with Pfizer could have a material adverse effect on its future revenues and prospects.

No Assurance of Scale-up of Manufacturing Processes

            The Company has never commercially introduced any phar-maceutical products. In addition, there can be no assurance that the Company's, CRL's or Pfizer's existing manufacturing facilities will receive regulatory approval in a timely manner. If one or more of the Company's products and the relevant manufacturing facilities were to receive regulatory approval, no assurance can be given that these existing manufacturing capabilities would be able to produce sufficient quantities of such products to meet market demand. Additionally, no assurance can be given that if additional manufacturing facilities are needed to meet market demand, such manufacturing facilities will be successfully obtained or that the requisite regulatory approval for such facil-ities will be obtained.

No Assurance of Patent Protection/Avoidance of Patent Infringement

            Because of the length of time and the expense associated with bringing new products through development and government approval to the marketplace, the pharmaceutical industry has tra-ditionally placed considerable importance on obtaining and main-taining patent and trade secret protection for significant new technologies, products and processes. The Company and other biotechnology firms hold and are in the process of applying for a number of patents in the United States and abroad to protect their products and important processes and also have obtained or have the right to obtain exclusive licenses to certain patents and applications filed by others. However, the patent position of biotechnology companies generally is highly uncertain and no con-sistent policy regarding the breadth of allowed claims has emerged from the actions of the U.S. Patent and Trademark Office (the "Patent Office") with respect to biotechnology patents. Legal considerations surrounding the validity of biotechnology patents continue to be in transition, and no assurance can be given that historical legal standards surrounding questions of validity will continue to be applied or that current defenses as to issued biotechnology patents will in fact be considered substantial in the future. Accordingly, no assurance can be given as to the degree and range of protection any patents will afford against competitors with similar technologies, that patents will issue, that others will not obtain patents claiming aspects similar to those covered by the Company's patent applications or as to the extent to which the Company will be successful in avoiding any patents granted to others.

            During the period from September 1994 to June 1996, the Patent Office issued ten patents to the Company related to its BPI-based products, including novel compositions, their manufac-turer, formulation, assay and use. In addition, the Company is the exclusive licensee of three BPI-related patents owned by NYU. The Company and NYU have also received eight more U.S. Notices of Allowance, and the Company has more than twenty pending patent applications for its BPI-based products.

            The Company is aware of an agreement between Genentech and Incyte Pharmaceuticals Inc. ("Incyte") pursuant to which Incyte claims to hold worldwide rights to all Incyte and Genentech technology related to BPI and through which Genentech will receive a royalty on Incyte's BPI product sales under certain circum-stances. Between 1992 and 1994, the Patent Office issued five patents related to BPI to Incyte (the "Incyte BPI Patents").
While the Company believes, based on the opinion of its patent counsel, that it does not infringe any valid claims of any of the Incyte BPI Patents, no assurance can be given that XOMA has not infringed or will not infringe any valid claims of any of the Incyte BPI Patents.

            If certain patents issued to others are upheld or if certain patent applications filed by others issue and are upheld, the Company may require certain licenses from others in order to develop and commercialize certain potential products incorporating the Company's technology. There can be no assurance that such licenses, if required, will be available on acceptable terms.

            While the Company pursues patent protection, due to uncertainty as to the future utility of patent protection for biotechnology products or processes, the Company also relies upon trade secrets, know-how and continuing technological advancement to develop and maintain its competitive position. All Company employees have signed confidentiality agreements under which they have agreed not to use or disclose any of the Company's propri-etary information. Research and development contracts and rela-tionships between the Company and its scientific consultants and potential customers provide access to aspects of the Company's know-how that are protected generally under confidentiality agree-ments with the parties involved. There can be no assurance that all confidentiality agreements will be honored or are enforceable.

No Assurance of Product Efficacy or the Ability To Compete
Successfully

            The biotechnology and pharmaceutical industries are sub-ject to continuous and substantial technological change. Competi-tion in the areas of recombinant DNA-based and monoclonal antibody-based technologies is intense and expected to increase in the future as a number of established biotechnology firms and large chemical and pharmaceutical companies diversify into the field. A number of these large pharmaceutical and chemical com-panies have enhanced their capabilities by entering into arrange-ments with, or acquiring, biotechnology companies. Substantially all of these companies have significantly greater financial resources, larger research and development and marketing staffs and larger production facilities than those of the Company. More-over, certain of these companies have extensive experience in undertaking preclinical testing and human clinical trials. These factors may enable such companies to develop products and pro-cesses competitive with or superior to those of the Company. In addition, a significant amount of research in biotechnology is being carried out in universities and other non-profit research organizations. These entities are becoming increasingly aware of the commercial value of their work and may become more aggressive in seeking patent protection and licensing arrangements. There can be no assurance that developments by others will not render the Company's products or technologies obsolete or uncompetitive.

            Earlier in the 1990's, a number of corporations includ-ing Centocor, Inc., Synergen, Inc. and Chiron, Inc. discontinued development of products (like E5\) designed to treat gram-negative sepsis. These actions may have a material adverse effect on the regulatory review of E5\, and there can be no assurance that E5\ will receive regulatory approval in the United States or that

Pfizer will be able to market E5\ effectively. The Company believes that research and human testing is being conducted with other products, some of which are designed to treat a broader pop-ulation of sepsis patients, including patients with gram-positive as well as gram-negative sepsis. E5\ is intended to treat only patients with severe gram-negative sepsis. There can be no assur-ance that products currently unknown to the Company will not prove to be more effective than or receive regulatory approval prior to E5\.

            In addition, it is possible that Incyte or some other company is developing one or more products based on BPI, and there can be no assurance that such product(s) will not prove to be more effective than Neuprex~.

No Assurance of Supply of Monoclonal Antibodies

            XOMA obtains the unpurified ascites containing the monoclonal antibodies used in its E5\ product from a single sup-plier, CRL, which has multiple manufacturing sites. XOMA and CRL entered into a supply agreement in 1989 and renewed the agreement in 1991, committing CRL to supply and the Company to purchase XOMA's anticipated ascites needs for five years after FDA licensure of E5\. Among the requirements for FDA licensure of E5\ is that the CRL manufacturing facilities be licensed by the FDA. If the Company must obtain ascites from other sources, including its own facilities or a different facility of the same supplier, regulatory approval of such other sources will be required. Although the Company believes that it currently has sufficient quantities of ascites for product launch and the first few years of sales, any significant future interruption in supply could materially and adversely affect the Company's business relating to E5\.

Potential Impact of Healthcare Reform

            The successful commercialization of the Company's prod-ucts will depend upon, among other things, the Company's marketing arrangements for its products. The Company's ability to enter into marketing arrangements on acceptable terms and/or the terms of its existing arrangements could be materially adversely affected if legislation were to be enacted or regulations adopted which mandates or otherwise results in the reduction or contain-ment of the cost of pharmaceutical products to consumers. In addition, if legislation were to be enacted or regulations adopted which mandates or otherwise results in the reduction of pharmaceutical product manufacturer's prices, the Company's busi-ness could be materially adversely affected.

Uncertainties in Attracting and Retaining Qualified Personnel

            The Company's success in developing marketable products and achieving a competitive position will depend, in part, on its ability to attract and retain qualified scientific and management personnel. Competition for such personnel is intense, and no assurances can be given that the Company will be able to attract or retain such personnel. The loss of a significant group of key personnel would adversely affect the Company's product development efforts.

Risk of Product Liability Claims

            The testing and marketing of medical products entails an inherent risk of allegations of product liability. The Company believes it currently has adequate levels of insurance for its clinical trials. The Company will seek to obtain additional insurance, if needed, if and when the Company's products are com-mercialized; however, there can be no assurance that adequate insurance coverage will be available or be available at acceptable costs or that a product liability claim would not materially adversely affect the business or financial condition of the Company.

Certain Provisions Relating to Changes in Control

            The Stockholder Rights Agreement, dated as of
October 27, 1993 (the "Rights Agreement"), between the Company and First Interstate Bank of California, as Rights Agent, and the Com-pany's Amended and Restated By-Laws contain provisions that may have the effect of making more difficult an acquisition of control of the Company that has not been approved by the Company's Board of Directors. See "Description of Equity Securities -- Certain Provisions Relating to Changes in Control of the Company."

Volatility of Stock Price

            The market prices for securities of biotechnology com-panies, including XOMA, have been highly volatile. See "Price Range of Common Stock and Dividend Information." Announcements regarding the results of regulatory approval filings, clinical trials or other testing, technological innovations or new commer-cial products by XOMA or its competitors, government regulations, developments concerning proprietary rights or public concern as to safety of biotechnology have historically had, and are expected to continue to have, a significant impact on the market price of XOMA's Common Stock.

                                  THE COMPANY

            The Company is a biopharmaceutical company developing products for the treatment of infectious diseases and major com-plications due to infections, traumatic injury and surgery. The
Company's current product development programs include:

      - Neuprex~, a recombinantly-derived fragment of BPI and XOMA's lead BPI product, which is currently in efficacy clinical trials for four different indications.

      - I-PREX~, a proprietary topical formulation of BPI for the treatment of ophthalmic disorders, which is undergo-
            ing preclinical testing as a treatment for corneal ulcerations and transplants.

      - Mycoprex~, a potent fungicidal peptide compound derived from BPI that is currently in preclinical product development.

      - hu1124, a humanized monoclonal antibody product that XOMA is developing in collaboration with Genentech for treatment of psoriasis and for organ transplant rejection.

      - E5\, XOMA's monoclonal antibody product, which is in a Phase III trial in the United States as a treatment for gram-negative sepsis and has been submitted for approval
            in Japan as a treatment for endotoxemia.

            The Company's cash position and resulting investment income are sufficient to finance the Company's currently antici-pated needs for operating expenses, working capital, equipment and current research projects through approximately the middle of 1998. The Company continues to evaluate strategic alliances, potential partnerships, and financing arrangements which would further strengthen its competitive position and provide additional funding. The Company has engaged an investment banking firm to assist in completing one or more strategic alliances with respect to the Neuprex~ product. The Company cannot predict whether or when any such alliance(s) will be consummated or whether addi-tional funding will be available when required.

            In September 1996, the Company received a notice from the U.S. Environmental Protection Agency ("EPA") that the Company may have incurred or may incur liability under the Comprehensive Environmental Response, Compensation and Liability Act in connec-tion with the RAMP Industries, Inc. site in Denver, Colorado. The notice indicates that the Company is one of approximately 690 par-ties to receive the same notice and that, to date, EPA has identi-fied between 1 and 3 barrels of the approximately 6,000 barrels located at the site when EPA began clean up as being attributable to the Company. The notice also states that EPA does not antici-pate proposing this site for listing on the National Priorities List of Superfund Sites. Although the Company has not yet com-pleted its review of this matter, it has no reason to believe at this time that the outcome of this matter will have a material adverse effect on its financial condition or results of operations.

            Certain statements contained herein that are not related to historical facts may contain "forward looking" information, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the Company's current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, certain forward looking statements are based upon assumptions of future events which may not prove to be accurate. The forward looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to under "Risk Factors" and elsewhere herein and in other of the Company's Securities and Exchange Com-mission filings.

             PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

            The Company's Common Stock trades on the Nasdaq
National
Market under the symbol "XOMA." The following table sets forth the quarterly range of high and low reported sale prices of the Company's Common Stock on the Nasdaq National Market for the peri-ods indicated.

                                                   High         Low

      1994:

            First Quarter ....................   $6           $3
7/8
            Second Quarter ...................    4            2
5/8
            Third Quarter ....................    3 1/2        2
1/4
            Fourth Quarter ...................    4            2
1/2

      1995:

            First Quarter ....................    $3          $1
5/16
            Second Quarter ...................     2 5/8       1
5/16
            Third Quarter ....................     3 7/8       1
11/16
            Fourth Quarter ...................     3 15/16     1
29/32

      1996:

            First Quarter ....................    $5 3/16     $3
5/8
            Second Quarter ...................     8           3
7/8
            Third Quarter
            (through August 30, 1996) ........     7           4
5/8


            On August 30, 1996 the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $5 15/16 per share. On August 30, 1996, there were approximately
2,679 record holders of XOMA's Common Stock.

            The Company has not paid cash dividends on its Common Stock. The Company currently intends to retain earnings for use in the development and expansion of its business and, therefore, does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

                             SELLING STOCKHOLDERS

            The following table sets forth certain information regarding the beneficial ownership of Common Stock by the Selling
Stockholders as of September 24, 1996, and the number of shares of Common Stock covered by this Prospectus.

                                    Beneficial Ownership
Number of Shares
Name and Address of                 of Common Stock prior       of
Common Stock
Selling Stockholders                to the Offering
_Offered Hereby_

                                  Number of        Percent
                                  Shares           of Class

Genentech, Inc.
  460 Point San Bruno Boulevard
  South San Francisco, CA  94080  1,500,000(1)         4.4%
1,500,000

Och-Ziff Capital Management, L.P.
  153 East 53rd Street
  43rd Floor
  New York, NY  10022             1,768,609(2)         4.9%
4,179,219(3)

Stockwell Corporation S.A.
  c/o Baly Fehlmann
  Case Postale 6259
  1211 Geneva 6
  Switzerland                       386,361(2)         1.1%
 835,844(3)

Drakefield Corporation
  Vanterpool Plaza
  2nd Floor
  Wickhams Cay I
  Road Town Tortola
  British Virgin Islands            318,748(2)         *
 689,571(3)

Alpha Global Fund, Ltd.
  c/o International Fund
    Administration, Ltd.
  Suite 464
  48 Par La Ville Road
  Hamilton HM11
  Bermuda                           193,181(2)         *
 417,922(3)

Alpha Atlas Holdings, LDC
  c/o International Fund
    Administration, Ltd.
  Suite 464
  48 Par La Ville Road
  Hamilton HM11
  Bermuda                            96,590(2)         *
 208,961(3)

Owen, Diaz, Altschul Fund I,
  Ltd.
  c/o International Fund
    Administration, Ltd.
  Suite 464
  48 Par La Ville Road
  Hamilton HM11
  Bermuda                           106,249(2)         *
 229,857(3)

The Hudson Partnership, L.P.
  450 Lexington Avenue
  New York, NY  10022                57,954(2)         *
 125,376(3)

Carlyle International Securi-
  ties(5)                            31,914            *
  31,914(6)

Mr. Arthur G. Altschul, Jr.(5)      126,422(4)         *
  20,173(6)

Mr. Reinaldo M. Diaz(5)             126,422(4)         *
  20,173(6)

Mr. Ted B. Owen(5)                  126,422(4)         *
  20,173(6)

Dr. Michael Sorell(5)                17,306            *
  17,306(6)

_________________________
*  Indicates less than 1%.

(1) Does not include an indeterminate number of shares of Com-mon Stock issuable upon conversion of the $5 million aggregate principal amount of the convertible note out-standing under the Convertible Subordinated Note Agreement dated as of April 22, 1996, as amended, between the Com-pany and Genentech (the "Convertible Note") into shares of the Company's Series E Preferred Stock (as defined below under "Description of Equity Securities"), at the conver-sion price of $10,000 per share, and the further conver-sion of such shares of Series E Preferred Stock into shares of Common Stock. See "Description of Equity Secu-rities - Series E Preferred Stock." The Convertible Note and 1,500,000 of the shares of Common Stock being regis-tered hereby were issued to Genentech in April 1996 in a transaction exempt from registration under the Securities Act pursuant Section 4(2) thereof (the "Section 4(2) Pri-vate Placement"). The collaboration agreement to which the Section 4(2) Private Placement relates is described in the Company's Current Report on Form 8-K, dated April 22, 1996, filed with the SEC and incorporated herein by refer-ence and has been filed with the SEC as an exhibit to the Registration Statement of which this Prospectus is a part.

(2) Represents the maximum number of shares of Common Stock issuable upon conversion of shares of the Company's
      Series F Preferred Stock (as defined below under "Descrip-tion of Equity Securities"), assuming conversion at the formula price in effect on September 24, 1996 (which price could fluctuate from time to time based on changes in the market price of the Common Stock), and giving effect to applicable contractual restrictions on conversion. Cer-tain of the Series F Holders (as defined below) have agreed that in no event shall any such Series F Holders be entitled to convert any shares thereof if the issuance of shares of Common Stock upon a proposed conversion, when the shares to be so issued are counted together with other shares of Common Stock beneficially owned by such Series F Holder or any associate or affiliate of or adviser to such Series F Holder (collectively, the "Restricted Persons") (other than shares so owned through ownership of Series F Preferred Stock), would result in a Restricted Person ben-eficially owning more than 4.9% of the outstanding shares of Common Stock. See "Description of Equity Securities -- The Series F Preferred Stock." Without giving effect to the foregoing restriction, the "Number of Shares" and "Percent of Class" appearing in the table above for Och-Ziff Capital Management, L.P. would be 1,931,807 and 5.3%, respectively. None of the other Series F Holders who have agreed to such restriction would currently be limited by it. The Series F Preferred Stock was issued by the Com-pany to the Series F Holders in September 1996 in a trans-action exempt from the registration requirements of the Securities Act pursuant to Regulation D thereunder (the "Regulation D Private Placement").

(3) Represents each holder's pro rata portion of the maximum number of shares of Common Stock issuable upon conversion of 1,600 shares of the Series F Preferred Stock held by Och-Ziff Capital Management, L.P.; Stockwell Corporation

      S.A.; Drakefield Corporation; Alpha Global Fund, Ltd.; Alpha Atlas Holdings, LDC; Owen, Diaz, Altschul Fund I, Ltd.; and The Hudson Partnership, L.P. (collectively, the "Series F Holders"), respectively, without regard to any contractual restrictions on conversion.

(4)   Includes 106,249 shares attributable to Owen, Diaz,
      Altschul Fund I, Ltd., beneficial ownership of which is shared by this Selling Stockholder with other persons.

(5)   The address of these entities and individuals is Carlyle
      International Securities, 6 East 43rd Street, 18th Floor,
      New York, NY 10175.

(6) Represents shares of Common Stock issuable upon exercise of warrants to purchase Common Stock issued in the Regula-tion D Private Placement. See "Description of Equity
      Securities -- Warrants."

                     DESCRIPTION OF EQUITY SECURITIES

            The authorized capital stock of the Company consists of 70,000,000 shares of Common Stock, $.0005 par value, of which 34,325,456 shares were outstanding on September 24, 1996, and 1,000,000 shares of preferred stock, $.05 par value, of which 650,000 have been designated Series A Cumulative Pre-ferred Stock (the "Series A Preferred Stock"), of which none were outstanding on such date, 7,500 have been designated Con-vertible Preferred Stock, Series E (the "Series E Preferred Stock"), of which none were outstanding on such date, and 1,600 have been designated Non-Voting Cumulative Convertible Pre-ferred Stock, Series F (the "Series F Preferred Stock"), all of which were outstanding on such date.

Common Stock

            Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders.
The holders of Common Stock are entitled to receive such divi-dends, if any, as may be declared from time to time by the Com-pany's Board of Directors out of funds legally available there-for. Upon liquidation or dissolution of the Company, the hold-ers of the Common Stock are entitled to share ratably in the distribution of assets, subject to the rights of the holders of the Series D Preferred Stock or any other series of preferred stock that may then be outstanding. There are no redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

Preferred Stock Purchase Rights

            On October 27, 1993, the Board of Directors of the Company declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock. Each Right entitles the holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Preferred Stock at a cash exercise price of $30.00 per Unit, subject to adjustment.

            The Rights are attached to all outstanding shares of Common Stock, including the shares of Common Stock offered hereby. The Rights will separate from the Common Stock and will be distributed to holders of Common Stock upon the ear-liest of (i) ten business days after the first public announce-ment that a person or group of affiliated or associated persons

(an "Acquiring Person") has acquired beneficial ownership of 20% or more of the Common Stock then outstanding (the date of said announcement being referred to as the "Stock Acquisition Date"), (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group of persons becoming an Acquiring Person or (iii) the dec-laration by the Board of Directors of the Company that any per-son is an "Adverse Person" (the earliest of such dates, the "Distribution Date").

            The Board of Directors of the Company may generally declare a person to be an Adverse Person after a declaration that such person has become the beneficial owner of 10% or more of the outstanding shares of Common Stock and a determination that (a) such beneficial ownership by such person is intended to cause or is reasonably likely to cause the Company to repur-chase the Common Stock owned by such Person or to cause the Company to enter into other transactions not in the best long-term interests of the Company or (b) such beneficial own-ership is reasonably likely to cause a material adverse impact on the business or prospects of the Company. The Rights are not exercisable until the Distribution Date and will expire on December 31, 2002, unless previously redeemed or exchanged by the Company.

            In the event that a person becomes an Acquiring Per-son or the Board of Directors determines that a person is an Adverse Person, each holder of a Right will thereafter have the right (a "Subscription Right") to receive upon exercise that number of Units of Series A Preferred Stock having a market value of two times the exercise price of the Rights. In the event that, at any time following the Stock Acquisition Date,
(i) the Company consolidates with, or merges with and into, any person, and the Company is not the surviving corporation;
(ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or sur-viving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for other securities of any other person or cash or any other property, or (iii) 50% or more of the Compa-ny's assets are sold or otherwise transferred, each holder of a Right shall thereafter have the right (a "Merger Right") to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Rights. Rights that are beneficially owned by an Acquiring or Adverse Person may, under certain circumstances, become null and void.

            At any time after a person becomes an Acquiring Per-son or the Board of Directors of the Company determines that a person is an Adverse Person, the Board of Directors of the Com-pany may exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Units of Series A Preferred Stock at an exchange ratio of one share of Common Stock or one Unit of Series A Preferred Stock per Right. Notwithstanding the foregoing, the Board of Directors of the Company generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock then outstanding.

            The Rights may be redeemed in whole, but not in part, at a price of $.001 per Right by the Board of Directors of the Company at any time prior to the date on which a person is declared to be an Adverse Person, the tenth business day after the Stock Acquisition Date, the occurrence of an event giving rise to the Merger Right or the expiration date of the Rights Agreement.

The Series A Preferred Stock

            There are currently no shares of Series A Preferred Stock outstanding. Pursuant to the Certificate of Designation relating to the Series A Preferred Stock, subject to the rights of holders of any shares of any series of preferred stock rank-ing prior and superior (such as the Series D Preferred Stock), the holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (a "Dividend Payment Date"), commencing on the first Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount per share equal to the greater of
(a) $1.00 or (b) 100 times the aggregate per share amount of all cash dividends, plus 100 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock, declared on the Common Stock since the immediately preceding Dividend Pay-ment Date, or, with respect to the first Dividend Payment Date, since the first issuance of Series A Preferred Stock.

            In addition to any other voting rights required by law, holders of Series A Preferred Stock shall have the right to vote on all matters submitted to a vote of stockholders of the Company with each share of Series A Preferred Stock entitled to 100 votes. Except as otherwise provided by law, holders of Series A Preferred Stock and holders of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

            Unless otherwise provided in a Certificate of Desig-nation relating to a subsequently designated series of pre-ferred stock of the Company, the Series A Preferred Stock shall rank junior to any other series of preferred stock as to the payment of dividends and distribution of assets on liquidation, dissolution or winding-up and shall rank senior to the Common Stock. Upon any liquidation, dissolution or winding-up of the Company, no distributions shall be made to holders of shares of stock ranking junior to the Series A Preferred Stock unless, prior thereto, the holders of Series A Preferred Stock shall have received an amount equal to accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) $100.00 per share or (2) an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of Common Stock or to the holders of stock ranking on parity with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all other such parity stock in proportion to the total amount to which the holders of all such shares are entitled upon such liquidation, dissolution or winding-up.

            If the Company shall enter into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into cash, other securities and/or any other property, then any shares of Series A Preferred Stock outstanding shall at the same time be similarly exchanged or changed in an amount per share equal to 100 times the aggregate amount of cash, securities and/or other property, as the case may be, into which or for which each share of Common Stock is changed or exchanged.

            The shares of Series A Preferred Stock shall not be redeemable.

The Series B Preferred Stock

            The 18,775 shares of Senior Convertible Preferred Stock, Series B, issued by the Company in a private placement consummated in December 1993 in reliance upon the exemption contained in Section 4(2) of the Securities Act, have been con-verted into an aggregate of 3,751,454 shares of Common Stock.

The Series C Preferred Stock

            The 4,799 shares of Convertible Preferred Stock, Series C, issued by the Company in an offering made to foreign investors in reliance on Regulation S under the Securities Act in August 1995, have been converted into an aggregate of 2,728,190 shares of Common Stock.

The Series D Preferred Stock

            The 5,000 shares of Non-Voting Cumulative Convertible Preferred Stock, Series D (the "Series D Preferred Stock"), issued by the Company in an offering of Series D Preferred
Stock and Common Stock exempt from the registration require-ments of the Securities Act pursuant to Regulation D thereunder in March 1996, have been converted into an aggregate of 1,048,610 shares of Common Stock.

The Series E Preferred Stock

            There are currently no shares of Series E Preferred Stock outstanding. The 7,500 shares of Series E Preferred Stock have been designated by the Company for issuance upon conversion of the convertible subordinated loans to the Company made and to be made by Genentech in connection with the funding of the Company's development costs for anti-CD11a through 1998. Such loans are and will be convertible into Series E Preferred Stock upon the occurrence of certain events relating to certain regulatory approvals, payment defaults, prepayments and other circumstances. Pursuant to the Certificate of Designation relating to the Series E Preferred Stock, the holders of shares of Series E Preferred Stock will not be entitled to receive any dividends on shares of the Series E Preferred Stock.

            The Series E Preferred Stock will rank senior with respect to rights on liquidation, winding-up and dissolution of the Company to all classes of Common Stock. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of Series E Preferred Stock will be entitled to receive $10,000 per share of Series E Preferred Stock before any distribution is made on the Common Stock. The holders of shares of Series E Preferred Stock will have no voting rights, except as required under the General Corporation Law of the State of Delaware.

            The holders of Series E Preferred Stock will have the right to convert shares of Series E Preferred Stock into shares of Common Stock at a conversion price equal to the current mar-ket price of the Common Stock (determined as provided below).
The current market price will be determined (a) for shares of Series E Preferred Stock issued in connection with a conversion of one or more of the convertible subordinated loans upon cer-tain regulatory approvals, payment defaults or in certain other circumstances, as of the first date on which such a conversion occurs, and (b) for shares of Series E Preferred Stock issued in connection with certain prepayments of one or more of the convertible subordinated loans or a conversion thereof in cer-tain other circumstances, as of the date of the issuance of such shares of Series E Preferred Stock.

            The Series E Preferred Stock will be automatically converted into Common Stock at its then effective conversion rate immediately upon the transfer by the initial holder to any third party which is not an affiliate of such holder.

            The Company will have the right, at any time and from time to time, to redeem any or all shares of Series E Preferred Stock for cash in an amount equal to the conversion price mul-tiplied by the number of shares of Common Stock into which each such share of Series E Preferred Stock would then be convertible.

The Series F Preferred Stock

            The 1,600 outstanding shares of Series F Preferred Stock were issued by the Company to the Series F Holders in an offering of Series F Preferred Stock exempt from the registra-tion requirements of the Securities Act pursuant to Regulation D thereunder in September 1996. Pursuant to the Certificate of Designations relating to the Series F Preferred Stock, the holders thereof are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, dividends at an annual rate of $500.00 per share, payable semi-annually in arrears, commencing March 31, 1997. Dividends are payable, at the option of the Company, in cash, in Common Stock (subject to certain restrictions thereon) or any combination of cash and Common Stock. In addition, the Company may elect not to declare or make payment of any dividend, in which event the accrued and unpaid dividends shall be taken into account at the time of conversion, as described below.

            The Series F Preferred Stock ranks senior with respect to rights on liquidation, winding-up and dissolution of the Company to all classes of Common Stock. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of Series F Preferred Stock will be entitled to receive $10,000 per share, plus accrued and unpaid divi-dends, before any distribution is made on the Common Stock or any preferred stock of the Company ranking junior as to liqui-dation rights to the Series F Preferred Stock, but only after any payments with respect to liquidation preference of pre-ferred stock ranking senior as to liquidation rights to the Series F Preferred Stock are fully met. Except as may be required by law and except with respect to certain actions which may adversely affect the holders of Series F Preferred Stock, the holders of Series F Preferred Stock are not entitled to vote on any matter submitted to a vote of stockholders of the Company.

            The holders of Series F Preferred Stock have the right to convert shares of Series F Preferred Stock into Common Stock at a conversion price equal to 87% of the then current market price of the Common Stock on or after the date the Reg-istration Statement of which this Prospectus forms a part (the "Registration Statement") is first declared effective by the SEC (the "SEC Effective Date"); provided that certain of the Series F Holders have agreed that in no event shall any such Series F Holder be entitled to convert any shares of Series F Preferred Stock if the issuance of shares of Common Stock upon a proposed conversion, when the shares to be so issued are counted together with other shares of Common Stock beneficially owned by such Series F Holder or any associate or affiliate of or adviser to such holder (collectively, the "Restricted Per-sons") (other than shares so owned through ownership of Series F Preferred Stock), would result in a Restricted Person beneficially owning more than 4.9% of the outstanding shares of Common Stock; and provided, further, that in the event that for any five trading days during a ten consecutive trading day period the conversion of all the outstanding shares of Series F Preferred Stock upon surrender thereof would require the issu-ance to any holder of Series F Preferred Stock of more than such holder's pro rata share of 6,686,750 shares of Common Stock in the aggregate with respect to all conversions of Series F Preferred Stock, the Company shall, at the option of such holder, either redeem all of such holder's shares of the Series F Preferred Stock not convertible by reason of the limi-tation described in this proviso at a redemption price of $11,300 per share (plus all dividends accrued and unpaid thereon to the applicable redemption date) or, after obtaining stockholder approval, convert such Series F Preferred Stock into shares of Common Stock. In addition, subject to the limi-tation described in the proviso of the preceding sentence, the Company has the right, so long as it is in material compliance with its obligations to the holders of the Series F Preferred Stock and the Registration Statement is then effective, exer-cisable at any time on or after the date which is 365 days after the SEC Effective Date (which period will be extended in certain events), to require the holders thereof to convert all or any part of their shares of Series F Preferred Stock into Common Stock at a conversion price equal to 87% of the then current market price of the Common Stock.

            The holders of Series F Preferred Stock entitled to the benefits of the Registration Statement are entitled to redeem their shares of Series F Preferred Stock at the redemp-tion price set forth in the preceding paragraph if (i) the Cor-poration obtains the stockholder approval referred to in the preceding paragraph but has an insufficient number of autho-rized but unissued shares of Common Stock to effect conversion of all outstanding shares of Series F Preferred Stock, (ii) no closing bid price of the Common Stock is available for five trading days, (iii) the Common Stock is no longer listed for trading on a national securities exchange or the Nasdaq National Market for ten days, or (iv) this Prospectus cannot be used by such holders for a 30-day period.

The Warrants

            The Company issued 109,739 warrants (the "Warrants") to purchase shares of Common Stock in the Regulation D Private Placement. Each Warrant entitles the holder thereof to pur-chase one share of Common Stock, subject to anti-dilution adjustments. The Warrants are exercisable from and after September 24, 1996, with one-half thereof expiring March 24, 1998 and the remainder expiring on September 24, 1999, at an exercise price of $7.29 per share.

            The Warrants have not been registered under the Secu-rities Act and may not be transferred except pursuant to an effective registration statement under the Securities Act or pursuant to an exception from registration thereunder. Addi-tionally, the Warrants contain certain restrictions on their transfer. The Company is not obligated and does not intend to register the Warrants under the Securities Act.

Certain Provisions Relating to Changes in Control of the
Company

            Certain provisions of the Amended and Restated By-Laws of the Company (the "By-Laws") and the Rights (summa-rized above) may delay, defer or prevent a change in control of the Company that a stockholder might consider to be in his or her best interest, including those applicable to a change in control of the Company that might result in a premium over the market price for the shares of Common Stock held by stockholders.

            Special Meeting of Stockholders. The By-Laws provide that meetings of stockholders of the Company may be called only by the Chief Executive Officer or the Board of Directors of the Company. This provision may make it more difficult for stock-holders to take action opposed by management or the Board of Directors of the Company.

            Advance Notice Requirements for Stockholder Proposals and Director Nominations. The By-Laws provide that stockhold-ers seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as direc-tors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be received by the Secretary of the Company not less than sixty nor more than ninety days prior to the first anniversary of the preceding year's annual meeting, or in the case of an annual meeting that is called for a date that is more than thirty days or delayed by more than sixty days from such anniversary, notice by the stockholder to be timely must be so received not earlier than the ninetieth day prior to such annual meeting and not later than the close of business on the later of (1) the sixtieth day prior to such annual meeting or
(2) the tenth day following the day on which such notice of the date of the annual meeting was mailed or publicly disclosed. These provisions may preclude some stockholders from bringing matters before an annual meeting of stockholders or making nom-inations for directors at an annual meeting of stockholders.

            Preferred Stock Purchase Rights. The provisions of the Rights and the Series A Preferred Stock may make it more difficult or more costly for a person or group of persons to acquire control of the Company in a transaction opposed by the Board of Directors of the Company. See "-- Preferred Stock Purchase Rights" and "-- The Series A Preferred Stock."

Transfer Agent and Registrar

            Wells Fargo Bank, N.A., as successor to First Inter-state Bank of California, is the transfer agent and registrar of the Common Stock.

                           PLAN OF DISTRIBUTION

            Any or all of the Common Stock being registered hereby may be sold from time to time to purchasers directly by any Selling Stockholder. Alternatively, any Selling Stock-holder may from time to time offer the Common Stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from such Selling Stockholder and/or the purchasers of Common Stock for whom they may act as agent. Any such Selling Stock-holder, and any such underwriters, dealers or agents that par-ticipate in the distribution of Common Stock, may be deemed to be underwriters, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commis-sions under the Securities Act. To the extent required, the names of the Selling Stockholders, the number of shares of Com-mon Stock to be sold, purchase price, public offering price, the name of any agent, dealer or underwriter and any applicable commission or discount or other items constituting compensation or indemnification arrangements with respect to a particular offering will be set forth in an accompanying Prospectus Sup-plement. The Company will receive no proceeds from the sale by any Selling Stockholder of the Common Stock offered hereby.

            In connection with distributions of the Common Stock, any Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the posi-tions they assume with such Selling Stockholder. Any Selling Stockholder also may sell the Common Stock short and deliver the Common Stock to close out such short positions. Any Sell-ing Stockholder also may enter into option or other transac-tions with broker-dealers that involve the delivery of the Com-mon Stock to the broker-dealers, which may then resell or otherwise transfer such Common Stock. Any Selling Stockholder also may loan or pledge the Common Stock to a broker-dealer and the broker-dealer may sell the Common Stock so loaned or upon a default may sell or otherwise transfer the pledged Common
Stock.

            The shares of Common Stock covered by this Prospectus are (i) shares of Common Stock purchased by Genentech in the
Section 4(2) Private Placement, (ii) shares of Common Stock issuable upon conversion of shares of the Series F Preferred Stock purchased by the Series F Holders in the Regulation D Private Placement, (iii) shares of Common Stock that may be paid as dividends on the Series F Preferred Stock and
(iv) shares underlying the Warrants issued to Carlyle Interna-tional Securities, the placement agent in the Regulation D Pri-vate Placement, and its designees as compensation for services rendered in connection with the Regulation D Private Placement.

            All Registration Expenses incurred in connection with the registration of the Common Stock to which this Prospectus relates, estimated to be approximately $220,000, will be borne by the Company. As and when the Company is required to update this Prospectus, it may incur additional expenses in excess of this estimated amount. "Registration Expenses" means (i) as to Genentech, all expenses incurred by the Company in complying with the registration rights granted to the Selling Stockhold-ers pursuant to which the Registration Statement to which this Prospectus relates has been filed and (ii) as to the other Selling Stockholders, all reasonable expenses of registration of the Common Stock to which this Prospectus relates (other than fees and expenses of investment bankers, brokerage commis-sions and the Selling Stockholders' counsel fees and expenses, if any).

            The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act, or to contribute to pay-ments which the Selling Stockholders may be required to make in respect thereof.

                              LEGAL OPINIONS

            The validity of the shares of Common Stock to which this Prospectus relates has been passed upon for the Company by Cahill Gordon & Reindel, a partnership including a professional corporation, located in New York, New York. Opinions regarding certain legal matters with respect to patents and patent law have been provided to the Company by Marshall, O'Toole, Gerstein, Murray & Borun, located in Chicago, Illinois.

                                  EXPERTS

            The financial statements of XOMA incorporated by ref-erence in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

_____________________________________
___________________________________
_____________________________________
___________________________________
      No dealer, salesman or other per-
son has been authorized to give
any information or to make representa-
tions other than those contained in
this Prospectus, and, if given or                  8,296,489 Shares
made, such information or representa-
tions must not be relied upon as having            XOMA Corporation
been authorized by the Company or the
Selling Stockholders.  Neither the                   Common Stock
delivery of this Prospectus nor any
sale made hereunder shall, under any
circumstances, create an implication
that the information herein is correct
as of any time subsequent to its date.                __________
This Prospectus does not constitute an
offer or solicitation by anyone in any                PROSPECTUS
jurisdiction in which such offer                      __________
or solicitation is not authorized or in
which the person making such offer or
solicitation is not qualified to do so
or to anyone to whom it is unlawful to
make such offer or solicitation.

      __________________

       TABLE OF CONTENTS
                                 Page

Available Information...........   2
Information Incorporated
  by Reference..................   4
Risk Factors....................   6
The Company.....................  15
Price Range of Common Stock
  and Dividend Information......  17
Selling Stockholders............. 18
Description of Equity
  Securities....................  22
Plan of Distribution............  31
Legal Opinions..................  32
Experts.........................  33
                                                  September 26,
1996
_____________________________________
___________________________________
_____________________________________
___________________________________